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                             Filed by Stone Energy Corporation and Basin
                             Exploration, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                             Stone Energy Commission File No.: 001-12074
                             Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STONE ENERGY CORPORATION AND BASIN EXPLORATION, INC. ON OCTOBER 30, 2000.



[STONE ENERGY LOGO]                                                 [BASIN LOGO]



                    STONE ENERGY TO ACQUIRE BASIN EXPLORATION

                         IN STOCK-FOR-STOCK TRANSACTION

                          CREATES $1.5 BILLION COMPANY

Lafayette, LA and Denver, CO, October 30, 2000 -- Stone Energy Corporation (NYSE: SGY) and Basin Exploration, Inc. (NASDAQ: BSNX) today announced that their boards of directors have approved a definitive merger agreement to combine the two companies in a tax-free, stock-for-stock transaction. Under the agreement, Basin stockholders will receive 0.3974 shares of Stone for each Basin share. Based upon Stone's closing price of $54.16 on Friday, October 27, 2000, this represents $21.52 for each Basin share, a premium of 10%. The total equity value of the transaction is approximately $410 million. In addition, Stone will assume approximately $48 million of Basin debt. Stone's stockholders will own approximately 71% of the combined company and Basin's stockholders will own approximately 29%. The combination is expected to be accounted for as a pooling of interests and is anticipated to be immediately accretive on a per share basis to cash flow, earnings, and reserves. The companies expect the transaction to be completed early in 2001.

The combined company, to be called Stone Energy Corporation, will be headquartered in Lafayette, LA. It will have a total market capitalization of approximately $1.5 billion ($1.4 billion in equity; $100 million in net debt) and a 23% pro forma total debt-to-book capitalization.

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On a pro forma basis, the merger is anticipated to:

         o Increase Stone's proved reserves by approximately 54% from 387.4 Bcfe to 596.9 Bcfe as of year end 1999;

         o Increase Stone's current daily production by 50% from approximately 200 Mmcfe per day to approximately 300 Mmcfe per day; and

         o Expand Stone's significant drilling prospect inventory by approximately 50% and increase prospective undeveloped acreage from approximately 74,000 to approximately 267,000 acres.

D. Peter Canty, president and chief operating officer of Stone Energy Corporation, said, "This transaction is consistent with Stone's growth philosophy since we first became a public company in 1993. Basin will provide Stone with identified reserves and significant, defined upside drilling potential. We are confident that our combined cash flow, along with the enhanced inventory of high quality drilling opportunities this combination creates, will yield impressive growth. In addition, the combined company will have one of the strongest balance sheets in the industry to support future development and acquisition opportunities."

Mr. Canty continued, "We are also pleased to welcome Basin's employees to our combined company. Their expertise will enhance our already solid platform for continued profitable growth. The transaction will bring together Stone's focus on detailed field analysis and exploration of mature fields with the new lease prospect generation expertise of Basin, creating an entity with complementary technical skills and a common appreciation for low-cost operations. This integration of core talents will enable us to significantly enhance the value of our combined current and prospective asset base. We believe the combination of our respective strengths will create the premier Gulf of Mexico-focused E&P company."

Additional benefits expected from the transaction:

         o Increase Stone's financial strength, critical mass and scope, which will allow the company to aggressively compete for and secure future growth opportunities in the Gulf of Mexico;

         o Expand Stone's existing high-impact prospect portfolio with a number of geologically opportunistic, multiple-well targets distributed uniformly across the Gulf of Mexico, an area where both companies have achieved high rates of return;

         o Enhance Stone's growth reserve potential beyond its current prospect inventory by adding 22 producing properties and 47 unexplored primary term lease blocks in the Gulf of Mexico;

         o Provide predictable cash flows from a hedge program, locking in high commodity prices on volume from existing producing properties, and from the long-lived production from Basin's Rocky Mountain property base;

         o Leverage Stone's existing technical and operational expertise and infrastructure across combined operations in the Gulf of Mexico; and

         o Utilize Basin's extensive inventory of 3-D seismic databases across the Gulf of Mexico.

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Michael S. Smith, chief executive officer of Basin Exploration, Inc., said,
"This transaction represents a compelling opportunity for our stockholders and our employees alike. Stone is the right fit for us in every way, from the location and the scope of their exploration projects, to their long-term strategic objectives, and a corporate culture with values that we share. Our combined drilling programs include several high-impact projects that are currently underway. Through working together and drawing on Stone's operational expertise and our enhanced reserve and production base, we will be better able to commercialize these discoveries and accelerate our growth potential."

As previously announced, D. Peter Canty will become chief executive officer of Stone effective January 2001. He will continue in that role in the combined company. Upon completion of the transaction, Michael Smith, the chief executive officer of Basin, will join Stone's board of directors.

Proved Reserves. The combined company had pro forma proved reserves of 596.9 Bcfe as of December 31, 1999. The pro forma proved reserves were comprised of approximately 65% gas and 35% oil and were divided between the Gulf Coast Basin and the Rocky Mountains, 87% and 13%, respectively.

Production. On a pro forma basis, the combined company produced 91 Bcfe for the fiscal year ended December 31, 1999 and an estimated 73 Bcfe for the nine months ended September 30, 2000. Based on the 1999 year-end pro forma proved reserves and production, the pro forma combined company had a reserve life of approximately 6.6 years, consistent with the high proportion of shorter-life Gulf Coast basin reserves. In 2000, Stone estimates that the pro forma combined company will produce approximately 101 Bcfe, or an 11% increase over pro forma production in 1999. Stone expects to grow pro forma combined production by over 15% in 2001.

Exploration. The merger combines exploration projects underway in a number of high potential areas in the Gulf of Mexico. These include over 179 identified prospects on the combined company's lease hold, or a 47% increase in Stone's prospect inventory. These prospects are located on 43 producing properties and 52 unexplored primary term lease blocks. The combined company will have cash flow beyond that necessary to drill these prospects.

Development. Stone recently announced an important discovery at Eugene Island Block 243 on the Narwhal Prospect, which is expected to be brought on full production in May 2001. In addition, Stone announced the development of discoveries at Weeks Island, West Cameron Block 176 and East Cameron Block 64, which are expected to begin production before year-end, and a discovery at Vermilion Block 267, which is part of a multi-well exploratory drilling program. Basin has logged pay in new wells at West Delta Block 58, South Marsh Island Block 235, South Timbalier Block 107, and Vermilion Block 329, all of which are expected to begin producing by the first quarter of 2001.

Pro Forma Cash Flow. On a pro forma basis, the combined company generated $153 million of discretionary cash flow for the fiscal year ended December 31, 1999 and an estimated $204 million for the nine months ended September 30, 2000. Stone estimates that if the companies were combined for the year 2000, total discretionary cash flow would be in excess of


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$300 million (approximately $11.50 per pro forma share outstanding). The companies each plan to implement a hedging program to lock in the cash flow value associated with approximately 25%-30% of the combined production from total proved reserves over the next two years. In 2001, based on the current outlook for commodity prices and the security provided by these hedges, the combined company is expected to generate a growth rate in discretionary cash flow in excess of 20%.

The transaction is conditioned, among other things, upon the approval of the stockholders of both companies and customary regulatory approvals. James H. Stone, chairman and chief executive officer of Stone Energy Corporation, who beneficially owns 8% of the outstanding shares of Stone, has agreed to vote his shares in favor of the transaction. Michael S. Smith, chief executive officer of Basin Exploration, Inc., who beneficially owns 15% of the outstanding shares of Basin, has agreed to vote his shares in favor of the transaction.

Merrill Lynch & Co. acted as financial advisor and provided a fairness opinion to Stone and Vinson & Elkins, LLP served as legal advisors. Goldman, Sachs & Co. acted as financial advisor to Basin and Brobeck, Phleger & Harrison, LLP provided legal counsel to Basin.

Basin is engaged in the exploration, acquisition, and development of oil and gas properties in the United States, both onshore and in the Gulf of Mexico.

Stone is an independent oil and gas company headquartered in Lafayette, LA, and is engaged in the acquisition, exploitation and operation of oil and gas properties located in the Gulf Coast Basin.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Stone's and Basin's reports filed with the SEC. Stone and Basin disclaim any responsibility to update these forward-looking statements.

ADDITIONAL INFORMATION
Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain


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documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy Corporation, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary, or by telephone at (337) 237-0410. You may obtain documents filed with the SEC by Basin free of charge by requesting them in writing from Basin Exploration, Inc., 1670 Broadway, Suite 2800, Denver, Colorado, 80202, or by telephone, (303) 685-8000.

Stone and Basin, and their respective directors and executive officers, many be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

There will be a financial analyst teleconference call on Monday, October 30, 2000 at 9:45 AM EST. Domestic callers may participate by dialing (888) 849-9214 and requesting the Stone/Basin conference call; international callers may dial
(212) 271-4559. The call can also be monitored via the World Wide Web at www.stoneenergy.com and www.streetfusion.com.

Note to Editors: Today's news release, along with other news about Stone and Basin, is available on the Internet at www.stoneenergy.com.


CONTACT FOR STONE:                     CONTACT FOR BASIN:

Jim Prince                             Neil Stenbuck
Vice President and Chief               Vice President and
  Financial Officer                      Financial Officer
(318) 237-0410                         (303) 685-8000

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